UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-(1)(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 8)1

Philippine Long Distance Telephone Company

(Name of Issuer)

Common Capital Stock, 5 Philippine Pesos par value

(Title of Class of Securities)

718252109

(CUSIP Number)

Jun Sawada

NTT Communications Corporation

1-6, Uchisaiwai-cho 1-chome

Chiyoda-ku, Tokyo 100-8019

Japan

(81-3) 6700-4601

with a copy to:

Robert W. Mullen, Jr., Esq.

Milbank, Tweed, Hadley & McCloy LLP

1 Chase Manhattan Plaza

New York, NY 10005

USA

Telephone: (212) 530-5150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 718252109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

NTT Communications Corporation No I.R.S. Identification
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

JAPAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

-0-
8 SHARED VOTING POWER

35,186,102
9 SOLE DISPOSITIVE POWER

-0-
10 SHARED DISPOSITIVE POWER

35,186,102

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,186,102
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.7%
14	TYPE OF REPORTING PERSON

CO

CUSIP No. 718252109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Nippon Telegraph and Telephone Corporation No I.R.S. Identification
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

JAPAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

-0-
8 SHARED VOTING POWER

35,186,102[1]
9 SOLE DISPOSITIVE POWER

-0-
10 SHARED DISPOSITIVE POWER

35,186,102

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,186,102
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.7%
14	TYPE OF REPORTING PERSON

HC, CO

[1]

Nippon Telegraph and Telephone Corporation beneficially owns (i) 12,633,487 shares through NTT Communications Corporation, its wholly-owned subsidiary, and (ii) 22,552,615 shares through NTT DoCoMo, Inc., its majority-owned publicly-traded subsidiary.

This Amendment No. 8 (“Amendment No. 8”) amends the Schedule 13D dated March 24, 2000 (the “Schedule 13D”), which was filed in paper format with the Securities and Exchange Commission (the “SEC”) on behalf of the Reporting Persons (as defined herein) and NTT-UK (as defined herein), relating to the common capital stock, par value five Philippine Pesos (“Php”) per share (the “Common Shares”) of Philippine Long Distance Telephone Company, a corporation organized under the laws of the Philippines (the “Company” or “PLDT”), as amended by Amendment No. 1 dated December 11, 2002 (“Amendment No. 1”), by Amendment No. 2 dated January 31, 2006 (“Amendment No. 2”), by Amendment No. 3 dated March 14, 2006 (“Amendment No. 3”), by Amendment No. 4 dated April 16, 2007 (“Amendment No. 4”), by Amendment No. 5 dated June 27, 2007 (“Amendment No. 5”), by Amendment No. 6 dated July 31, 2007 (“Amendment No. 6”) and by Amendment No. 7 dated August 24, 2007 (“Amendment No. 7”). The purpose of this Amendment No. 8 is to reflect the acquisition of Common Shares of PLDT by NTT DoCoMo, Inc. (“DoCoMo”), a majority-owned subsidiary of Nippon Telegraph and Telephone Corporation (“NTT”), in open market purchases from August 28, 2007 through October 31, 2007. Unless specifically amended hereby, the disclosure in the Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7, remains unchanged.

All capitalized terms used, but not defined, in this Amendment No. 8 are defined in Amendment No. 3. The summary descriptions (if any) contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits to Amendment No. 3 or incorporated in Amendment No. 3 by reference.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of Amendment No. 3, as amended by Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7, is hereby further amended by adding the following:

August 28, 2007 through October 31, 2007 DoCoMo Open Market Purchases

From August 28, 2007 through October 31, 2007, DoCoMo made open market purchases of Common Shares through the Philippine Stock Exchange and American Depositary Shares representing Common Shares through the New York Stock Exchange. Through these open market purchases, DoCoMo has acquired 2,003,317 additional shares (including 1,431,807 shares represented by American Depositary Shares) (the “Fifth Additional DoCoMo PLDT Shares”) representing approximately 1.0% of the outstanding capital stock of PLDT. All of the funds used to pay for the Fifth Additional DoCoMo PLDT Shares were from DoCoMo’s available cash resources.

Item 4.	Purpose of Transaction

Item 4 of Amendment No. 3, as amended by Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7, is hereby further amended by adding the following paragraphs:

August 28, 2007 through October 31, 2007 DoCoMo Open Market Purchases

DoCoMo is acquiring the Fifth Additional DoCoMo PLDT Shares for the same purposes as those described in this Item 4 with respect to its acquisition of the DoCoMo PLDT Shares.

Upon the acquisition of the Fifth Additional DoCoMo PLDT Shares, DoCoMo will beneficially own, in the aggregate, approximately 18.7% of the voting power attached to the outstanding Common Shares, of which DoCoMo directly owns approximately 12.0%.

Following the acquisition of the Fifth Additional DoCoMo PLDT Shares, if DoCoMo deems market and other conditions as favorable, or if it otherwise decides, DoCoMo may increase its ownership of the Company’s equity securities through open market purchases, negotiated purchases, or other transactions, up to the limit of 21% of the Common Shares issued and outstanding as described in this Item 4. However, if DoCoMo does not deem market and other conditions as favorable or if it otherwise decides, it may not do so.

Item 5.	Interest in Securities of the Issuer

Paragraphs (a) and (b) of Item 5 of Amendment No. 3, as amended by Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7, are hereby further amended and restated as follows:

(a) By virtue of NTT’s ownership of all of the outstanding capital stock of NTT Communications Corporation (“NTTC”) and a majority of the common stock of DoCoMo and in accordance with the terms of the Stock Sale and Purchase Agreement (applicable to the DoCoMo PLDT Shares) and the Co-Operation Agreement (applicable to the DoCoMo PLDT Shares, the Additional DoCoMo PLDT Shares (as defined in Amendment No. 4), the Second Additional DoCoMo PLDT Shares (as defined in Amendment No. 5), the Third Additional DoCoMo PLDT Shares (as defined in Amendment No. 6), the Fourth Additional DoCoMo PLDT Shares (as defined in Amendment No. 7) and the Fifth Additional DoCoMo PLDT Shares), the Reporting Persons and DoCoMo constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 and therefore, each of the Reporting Persons may be deemed to have acquired beneficial ownership of the 35,186,102 Common Shares, in aggregate, beneficially held by the Reporting Persons and DoCoMo. Given the terms of the Shareholders Agreement and the Co-Operation Agreement (as described in Amendment No. 3), the Reporting Persons and DoCoMo and the other parties to the Strategic Agreement, the Shareholders Agreement and the Co-Operation Agreement might be deemed to constitute a “group.” However, the Reporting Persons disclaim that they have agreed to act as a group with any other parties to the Strategic Agreement, the Shareholders Agreement or the Cooperation Agreement (other than to the extent provided in the Shareholders Agreement and the Co-Operation Agreement) and the Reporting Persons disclaim beneficial ownership of the Common Shares other than the amounts of shares reported for the Reporting Persons herein.

(b) NTTC has the shared power to vote or dispose or to direct the vote or disposition of the 35,186,102 Common Shares beneficially owned by NTTC and DoCoMo of which DoCoMo directly owns 22,552,615 Common Shares. By virtue of its ownership of all of the issued and outstanding capital stock of NTTC and a majority of the issued and outstanding capital stock of DoCoMo, NTT has the power to direct the voting or disposition of the Common Shares beneficially owned by NTTC and DoCoMo.

Paragraph (c) of Item 5 of Amendment No. 3, as amended by Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7, is hereby further amended as follows:

First: The text preceding the tables is deleted and replaced by the following language.

As of the filing of this Amendment No. 8, except for the purchase by DoCoMo of the Common Shares described in Item 3, neither the Reporting Persons, nor to the knowledge of each Reporting Person, any of its directors or executive officers has effected any transaction in the Common Shares during the past sixty days. The following tables set forth, for the open market purchases by DoCoMo described in Item 3, the dates of such open market purchases, the numbers of the Common Shares purchased, the prices per share (rounded to the nearest one U.S. cent or one Philippine centavo) of such purchases and the exchange through which such open market purchases were effected (the open market purchases made through the New York Stock Exchange were for American Depositary Shares of PLDT, each representing one Common Share):

Second: The table below is added below the second table currently in paragraph (c).

Date of Purchase	Number of Shares Purchased	Price per share		Exchange
Fifth Additional DoCoMo PLDT Shares:
08/28/2007	112,000	US$	55.88	New York Stock Exchange
08/29/2007	30,000	US$	56.55	New York Stock Exchange
08/29/2007	48,700	PhP	2,572.33	Philippine Stock Exchange
08/30/2007	68,170	PhP	2,649.71	Philippine Stock Exchange
08/31/2007	3,270	PhP	2,650.00	Philippine Stock Exchange
09/05/2007	91,800	US$	57.85	New York Stock Exchange
09/06/2007	88,800	US$	58.05	New York Stock Exchange
09/06/2007	5,970	PhP	2,697.93	Philippine Stock Exchange
09/07/2007	133,936	US$	57.69	New York Stock Exchange
09/07/2007	40,880	PhP	2,699.96	Philippine Stock Exchange
09/10/2007	135,499	US$	57.46	New York Stock Exchange
09/10/2007	55,710	PhP	2,685.51	Philippine Stock Exchange
09/11/2007	136,028	US$	57.11	New York Stock Exchange
09/11/2007	80,820	PhP	2,671.27	Philippine Stock Exchange
09/12/2007	72,000	US$	57.52	New York Stock Exchange
09/12/2007	9,000	PhP	2,676.11	Philippine Stock Exchange
09/13/2007	136,646	US$	57.98	New York Stock Exchange
09/13/2007	82,330	PhP	2,680.00	Philippine Stock Exchange
09/14/2007	42,500	US$	57.97	New York Stock Exchange
09/14/2007	12,030	PhP	2,690.00	Philippine Stock Exchange
09/17/2007	31,276	US$	58.13	New York Stock Exchange
09/17/2007	85,690	PhP	2,693.29	Philippine Stock Exchange
10/24/2007	48,353	US$	67.98	New York Stock Exchange
10/25/2007	126,301	US$	68.02	New York Stock Exchange
10/30/2007	124,056	US$	68.05	New York Stock Exchange
10/31/2007	122,612	US$	68.32	New York Stock Exchange
10/31/2007	78,940	PhP	2,998.47	Philippine Stock Exchange
Total	2,003,317

Third: The following paragraph is added to the end of paragraph (c).

The aggregate purchase price for the open market purchases through the Philippine Stock Exchange was Php 1,551,128,667.18 for the Fifth Additional DoCoMo PLDT Shares. The aggregate purchase price for the open market purchases through the New York Stock Exchange was US$ 86,742,749.67 for the Fifth Additional DoCoMo PLDT Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2007	NIPPON TELEGRAPH AND TELEPHONE CORPORATION

	By:	/s/ Hiroo Unoura
	Name:	Hiroo Unoura
	Title:	Executive Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2007	NTT COMMUNICATIONS CORPORATION

	By:	/s/ Jun Sawada
	Name:	Jun Sawada
	Title:	Vice President